SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: November 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         ------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-43-317-7111
                                                     --------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Introduction

     In this Form 6-K, "the ABB Group," "ABB," "we," "our" and "us" refer to ABB Ltd and its consolidated subsidiaries (unless the context otherwise requires). In addition, the term "Shares" refers to the registered shares, par value CHF
2.50 each, of ABB Ltd.

     ABB, in light of its (i) capital strengthening program (involving a share capital increase of 840,006,602 Shares through the allocation of subscription rights to eligible holders of Shares (the "Rights Offering"), an offering of 6.50% bonds due 2011 for aggregate proceeds of EUR 650 million and the entry into a three-year $1 billion credit facility); and (ii) entry into a preliminary agreement to sell its Oil, Gas and Petrochemicals business, hereby provides certain additional information to the Securities and Exchange Commission.

     In this respect, attached are (i) a description of recent developments;
(ii) a description of ABB's capital strengthening program; (iii) a description of ABB's three-year $1 billion credit facility; and (iv) a capitalization table reflecting the projected effects of the capital strengthening program.

     The information in this Form 6-K is not intended to provide an update or restatement of ABB's Form 20-F with respect to the fiscal year ended December 31, 2002.

     THE MATERIAL SET FORTH HEREIN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER TO SELL, OR AS A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES. THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE LAWS OF ANY STATE, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE LAWS. THE COMPANY DOES NOT INTEND TO MAKE A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

                               RECENT DEVELOPMENTS

Recent Divestitures

     In October 2003, we entered into a preliminary agreement with a consortium, consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC, regarding the sale of most of the upstream business of our Oil, Gas and Petrochemicals division. The sale of the business is subject to, among other things, finalization and execution of definitive documentation and the legal compliance review undertaken by the buyer and us. The purchase price indicated for the sale in the preliminary agreement is $975 million whereof $925 million is in the form of cash and $50 million in the form of a note which is subject to reduction based on the financial results of the business in 2004. The purchase price is contemplated to be subject to adjustments in connection with closing of the transaction based on the assets and liabilities of the business at the closing and taking into account the financial results of the business from December 31, 2002 through the closing. Net cash proceeds from the transaction cannot be accurately estimated at the present time. The legal and compliance review undertaken by the buyer and us follows our public disclosure of potentially improper payments in an African country in the upstream business. Subsequently, we uncovered a limited number of additional improper payments in the upstream business in three countries in Africa, Central Asia, and South America, which we have recently voluntarily disclosed to the U.S. Department of Justice and the SEC. The review is designed to discover whether there are other instances of non-compliance in the upstream business.

     In September 2003, we entered into an agreement to sell ABB Export Bank, subject to the approval of the Swiss Federal Banking Commission and other customary conditions. Also in September 2003, we sold our Building Systems business in several countries, principally Belgium and the Netherlands, for aggregate proceeds of approximately $15 million. In August 2003, we sold our Building Systems business in Sweden, Norway, Denmark, Finland, Russia and the Baltics to YIT Corporation of Helsinki, Finland for approximately $185 million and agreed to sell our Building Systems business in Austria. We also sold portions of our Structured Finance and Equity Ventures businesses in 2002 and 2003.

Issuance of Convertible Bonds

     In September 2003, ABB International Finance Limited, our wholly owned indirect subsidiary, issued CHF 1 billion aggregate principal amount of convertible unsubordinated bonds due 2010, which are convertible into Shares. The bonds pay interest annually in arrears at a fixed annual rate of 3.50%, and each CHF 5,000 principal amount of bonds is convertible into 418.41004 fully paid Shares at an initial conversion price of CHF 11.95. The conversion price is subject to adjustment provisions to protect against dilution or change of control. The bonds are convertible at the option of the bondholder at any time from October 21, 2003 up to and including the tenth business day prior to September 10, 2010. As of September 30, 2003, we have reserved 83,682,008 Shares for issuance upon conversion of the bonds. We may, at any time on or after September 10, 2007, redeem the outstanding bonds at par plus accrued interest if, for a certain number of days during a specified period of time, the official closing price of our Shares on the relevant exchange has been at least 150% of the conversion price. In addition, at any time prior to maturity, we can redeem the outstanding bonds at par plus accrued interest, if at least 85% in aggregate of the principal amount of bonds originally issued have been redeemed, converted or purchased and cancelled. We have the option to redeem the bonds when due in cash, Shares or any combination thereof. The net proceeds of this transaction have been used to refinance existing bank facilities, to extend the average term of our debt and to diversify further our funding sources.

                        THE CAPITAL STRENGTHENING PROGRAM

     In October 2003, we announced a three-component capital strengthening program designed to provide a stronger base for the future growth of our core divisions, to further deleverage our balance sheet and to give us more flexibility, particularly with regard to our divestment program.

The Rights Offering

     The first component of the capital strengthening program is the Rights Offering. On November 20, 2003, our shareholders approved the issuance of 840,006,602 new Shares pursuant to the Rights Offering. The Rights Offering is being fully underwritten by a group of banks, which have agreed to underwrite 840,006,602 Shares at an issue price of CHF 4.00 per Share. This represents an approximately 50% discount to the closing Share price of CHF 8.03 on November 19, 2003, providing for gross proceeds equivalent to approximately $2.5 billion (subject to fluctuations in exchange rates).

     The underwriting agreement relating to the Rights offering enables the joint global coordinators for the Rights Offering, acting on behalf of the underwriters, to terminate or cancel the Rights Offering in certain limited circumstances prior to the closing date for the Rights Offering. Among other things, the joint global coordinators for the Rights Offering, acting on behalf of the underwriters, have the right to terminate the Rights Offering in the event of (i) any interference with the business of ABB Ltd or its subsidiaries which has or may have a material adverse effect on ABB Ltd and its subsidiaries, taken as a whole, due to any crisis, war, dispute or court or governmental action, other than as set forth therein, (ii) any change in the share capital of ABB Ltd, other than as contemplated therein, (iii) any material adverse effect, or any development reasonably likely to involve a prospective material adverse effect, affecting the consolidated financial condition, the prospects or liquidity of ABB Ltd and its subsidiaries, taken as a whole, other than as set forth in the prospectus relating to the Rights Offering, or affecting the statutory solvency of ABB Ltd, other than as set forth in such prospectus. In addition, ABB Ltd has agreed to maintain at all times through to the closing date for the Rights Offering a long-term unsecured debt rating of either (i) at least BB- (with negative outlook) by Standard & Poor's Rating Services or (ii) at least B1 (with negative outlook) by Moody's Investors Service. If ABB Ltd fails to comply with this covenant, the joint global coordinators for the Rights Offering, acting on behalf of the underwriters, may terminate or cancel the Rights Offering.

New Credit Facility

     The second component consists of a three-year $1 billion credit facility for general corporate purposes which we entered into on November 17, 2003. The facility will become available on December 10, 2003, subject to the completion of the Rights Offering and certain other conditions. Although we do not currently intend to draw on this facility, it should provide us with additional financial flexibility. See "The New Credit Facility" below.

Bond Offering

     The third component consists of an offering of 6.50% bonds due 2011 for aggregate proceeds of (euro)650 million (approximately $750 million). Our receipt of the proceeds from the bond offering is subject to the completion of our share capital increase and certain other conditions. On November 24, 2003, the issue date of the bonds, the net proceeds of the bond offering were deposited into escrow. If the Rights Offering has not closed on or prior to December 31, 2003, the proceeds from the bond offering will be used to fund a mandatory redemption of the bonds. If the Rights Offering is completed on or prior to December 31, 2003, the escrowed funds will be released to us. We intend to use the proceeds from the bond to adjust our debt repayment schedule over the coming years, further extending our debt maturity profile.

                Estimated Pro Forma Sources and Uses of Proceeds
                     from the Capital Strengthening Program

     The following table provides a pro forma summary as of September 30, 2003 of the estimated impact of the capital strengthening program. The amounts shown in respect of the net proceeds expected to be received from the Rights Offering and the bond offering, as well as the corresponding increase in cash and equivalents, are based on our current estimates. The amounts shown in respect of the repayment of our existing $1.5 billion credit facility and certain debt securities have been derived from our Interim Consolidated Financial Statements (filed with the Securities and Exchange Commission on Form 6-K on October 29,
2003).

                    Sources                                                                         Uses
                    -------                                                                         ----
                                               ($ in millions)                                                       ($ in millions)
                                                                        Repayment of existing $1.5 billion
New credit facility (initial drawings).........              0          credit facility.........................              753(2)
                                                                        Repayment of debt securities maturing up
Bond offering..................................         750(1)          to December 31, 2003....................              365(2)
The Rights Offering............................       2,500(1)          Estimated transaction expenses..........              130(3)
                                                                        Increase in cash and equivalents........              2,002

Total sources of proceeds......................          3,250          Total uses of proceeds..................               3,250

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(1)  Rounded to nearest ten million.

(2) Based on amounts included in the Interim Consolidated Financial Statements and using exchange rates as of that date.

(3) Estimated underwriting commissions and fees. Of the estimated transaction expenses of $130 million, $100 million relate to expenses in connection with the Rights Offering, $11 million relate to expenses in connection with the bond offering and $19 million relate to expenses in connection with our new credit facility. Transaction expenses exclude the Swiss Federal Issuance Stamp Tax.

Risks Associated with the Capital Strengthening Program

     If we do not complete all aspects of our capital strengthening program, our liquidity may be adversely affected.

     As of September 30, 2003, our total debt amounted to $8.3 billion. Not all of our cash and marketable securities are freely available to offset our total debt. Our high debt level means that we have had to allocate more of our available cash to pay interest on the debt. We have announced a series of planned divestments of significant businesses (Oil, Gas and Petrochemicals business, Building Systems business, the portion of our Structured Finance business not sold to General Electric Capital Corporation ("GE Capital") and our Equity Ventures business), all of which we estimate will, together with the total cash proceeds of about $860 million generated from disposals in the first nine months of 2003, generate aggregate proceeds in excess of $2 billion. Portions of these businesses have already been sold and we have entered into a preliminary agreement with respect to the sale of the upstream part of our Oil, Gas and Petrochemicals business, as discussed in "Recent Developments--Recent Divestitures." We cannot offer any assurance that we will be able to divest the currently remaining businesses on terms acceptable to us, within an acceptable time frame. If we are unable to complete these divestments in accordance with our plan, our liquidity may be adversely affected.

     In September 2003, ABB International Finance Limited, a wholly owned indirect subsidiary of ABB Ltd, issued CHF 1 billion aggregate principal amount of 3.50% convertible unsubordinated bonds due 2010, which are convertible into Shares. This transaction lengthened the maturity profile of our total debt, thereby reducing our dependence on short-term funding, and we were consequently able to reduce our drawing under our existing $1.5 billion credit facility such that at September 30, 2003, $753 million was outstanding thereunder.

     After the completion of the CHF 1 billion convertible bond, we announced on October 28, 2003 our three-component capital strengthening program (consisting of the Rights Offering, a new credit facility to replace our existing $1.5 billion credit facility and a bond offering of (euro) 650 million (approximately $750 million)), which is intended to provide a stronger financial base for the future growth of our core divisions, further deleverage our balance sheet and give us more flexibility, particularly with regard to our divestment program. See "The Capital Strengthening Program."

     We entered into a three-year $1 billion credit facility on November 17, 2003. The facility will become available on December 10, 2003, subject to the completion of the Rights Offering and certain other conditions. See "The New Credit Facility."

     If the capital strengthening program is successfully completed, we expect that we will no longer be heavily dependent on the proceeds from the series of planned divestments of significant businesses to reduce our debt and meet our liquidity needs. To the extent that we are unable to complete all aspects of our capital strengthening program and are unable to complete our series of divestments as planned, we may have to continue to rely on our existing $1.5 billion credit facility, which contains stringent covenants, or seek alternative sources of funding to satisfy our obligations as they become due. As a result of our high debt levels, we may have to pay unfavorable interest rates on such alternative sources of funding or we may be required to grant security interests in our assets to lenders and arrange for such security interests to be senior in priority to existing security interests and borrowings.

     If we are not able to comply with the covenants contained in our new $1 billion credit facility, our financial position may be adversely affected.

     As part of our capital strengthening program, we entered into a three-year $1 billion credit facility on November 17, 2003. The new credit facility will become available on December 10, 2003, subject to the completion of the Rights Offering and certain other conditions, including the repayment and cancellation of our existing $1.5 billion credit facility. It contains certain financial covenants in respect of minimum interest coverage, maximum net leverage and a minimum level of consolidated net worth, as well as specific negative pledges. See "The New Credit Facility." If we are unable to comply with the covenants in the new credit facility, we may be required to renegotiate the facility with our lenders or to replace it in order not to default under it. We can offer no assurance that we would be able to renegotiate or replace the facility on terms that are acceptable to us, if at all.

                             THE NEW CREDIT FACILITY

     On November 17, 2003, we entered into a three-year $1 billion multicurrency revolving credit facility with terms substantially as set out in this section.

Conditions Precedent

     The facility will become available on December 10, 2003, subject to certain conditions including:

     o the repayment and cancellation of all amounts under the existing $1.5 billion credit facility;

     o raising gross proceeds of at least CHF 2.3 billion (approximately $1.75 billion) from the Rights Offering; and

     o receipt of gross cash proceeds totaling at least CHF 3.25 billion (excluding any deferred payment) from the sale of our Oil, Gas and Petrochemicals division and/or the Rights Offering and/or the bond offering (described in "The Capital Strengthening Program") and/or disposals (excluding our Oil, Gas and Petrochemicals division) made after November 17, 2003 (up to a maximum of $250 million).

     In addition, the shares of certain of the entities operating in the upstream business of our Oil, Gas and Petrochemicals division for which we have entered into a preliminary sale agreement and the shares in the Norwegian holding company that owns predominantly assets in the Oil, Gas and Petrochemicals division will be pledged if the sale has not been completed prior to the first drawing. However, should (i) total gross cash proceeds from the Rights Offering, the bond offering and asset disposals amount to at least $3 billion and (ii) the gross cash proceeds from the Rights Offering and asset disposals amount to at least $2.25 billion, of which a maximum of $250 million can be from assets disposals, then such pledges would not be required.

Interest Rate and Fees

     The interest costs of borrowings under the facility are LIBOR (or EURIBOR in the case of drawings in euro) plus 0.8% to 2.25%, depending on the rating of ABB Ltd's unsecured long-term debt.

     Commitment fees are to be paid on the unused portion of the facility and a utilization fee will be payable when borrowings are equal to or greater than 33% of the facility; the level of the fees will be linked to the rating of ABB Ltd's unsecured long-term debt.

Covenants

     The credit facility contains certain financial undertakings in respect of minimum interest coverage, maximum net leverage and a minimum level of consolidated net worth. We will be required to meet these covenants on a quarterly basis beginning with the period ending December 31, 2003. Should our unsecured long-term debt ratings reach certain defined levels, we would only be required to calculate these covenants as of June and December of each year.

     The credit facility imposes restrictions on the amount of third-party indebtedness in subsidiaries other than in the obligors under the facility, subject to certain exceptions. The facility also contains certain other undertakings regarding disposals of assets, negative pledges and restrictions on the early redemption of capital market instruments, such as bonds, having a maturity date beyond that of the facility. However, the facility permits the lengthening of the maturity profile of our debt through the early redemption of any bonds or other capital market instruments out of the net cash proceeds of any capital market instruments issued after November 17, 2003 and having a maturity date not earlier than the capital market instruments being repaid.

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of ABB Ltd as of September 30, 2003: (i) on an actual basis; and (ii) as adjusted to reflect (a) the issuance of Shares in the Rights Offering and the receipt of the estimated net proceeds of $2.4 billion, (b) the bond offering and the receipt of the estimated gross proceeds of $750 million and (c) the entry into the new credit facility.

     You should read this table in conjunction with our Consolidated Financial Statements (filed with the Securities and Exchange Commission as part of our Form 20-F for fiscal year ended December 31, 2002) and Interim Consolidated Financial Statements (filed with the Securities and Exchange Commission on Form 6-K on October 29, 2003).

                                                                                           As of September 30, 2003
                                                                                                      Adjustments
                                                                                                   to reflect the
                                                                                                          capital
                                                                                                    strengthening       Pro forma as
                                                                                       Actual          program(1)           adjusted
                                                                                       ------          ----------           --------
                                                                                          (unaudited)($ in millions)

Cash and equivalents....................................................             2,184(2)               2,002              4,186
Marketable securities...................................................             2,079(2)                  --              2,079

Total cash and equivalents and marketable securities....................                4,263               2,002              6,265

Short-term borrowings:
   Existing credit facility.............................................                  753               (753)                 --
   New credit facility..................................................                   --                  --                 --
   Debt securities excluding convertible bonds..........................                1,719               (365)              1,354
   Convertible bonds....................................................                   --                  --                 --
   Other................................................................                  617                  --                617

      Subtotal..........................................................             3,089(2)             (1,118)              1,971

Long-term borrowings:
   Existing credit facility.............................................                   --                  --                 --
   New credit facility..................................................                   --                  --                 --
   Debt securities excluding convertible bonds..........................                3,186                 750              3,936
   Convertible bonds....................................................                1,591                  --              1,591
   Other................................................................                  480                  --                480

      Subtotal..........................................................             5,257(2)                 750              6,007

Total debt..............................................................                8,346               (368)              7,978

Minority interest.......................................................               250(2)                  --                250

Total stockholders' equity..............................................             1,019(2)            2,400(3)              3,419

Total capitalization(4).................................................                9,615               2,032             11,647

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(1)  Using estimated figures as set forth in "Estimated Pro Forma Sources and
     Uses of Proceeds from the Capital Strengthening Program" table.

(2)  As disclosed in the Interim Consolidated Financial Statements.

(3) Of the estimated transaction expenses of $130 million in connection with the capital strengthening program, approximately $100 million relate to expenses in connection with the Rights Offering and will be charged to stockholders' equity. Transaction expenses of approximately $11 million relating to the bond offering will be capitalized as a deferred cost and charged to earnings over the period to maturity of the bonds. The remaining $19 million of transaction expenses relate to the new credit facility. Transaction expenses exclude the Swiss Federal Issuance Stamp Tax.

(4) Total capitalization consists of total debt, minority interest and total stockholders' equity.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ABB LTD

Date:  December 1, 2003                     By: /s/ HANS ENHORNING
                                               ---------------------------------
                                               Name:  Hans Enhorning
                                               Title:  Group Vice President,
                                                       Assistant General Counsel

                                            By: /s/ FRANCOIS CHAMPAGNE
                                               ---------------------------------
                                               Name:   Francois Champagne
                                               Title:  Group Vice President,
                                                       Senior Counsel